SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No.2)*

American Realty Capital Trust, Inc.
(Name of Issuer)

Common Stock, par value $.01
(Title of Class of Securities)

02917L101
(CUSIP Number)

Jamie Nash, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
(212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 14, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Capital Partners, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
5,626,408

9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER
5,626,408

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,626,408

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.6%

14.	TYPE OF REPORTING PERSON*
PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Wavefront, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
1,820,004

9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER
1,820,004

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,820,004

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.1%

14.	TYPE OF REPORTING PERSON*
PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Capital Partners Offshore Master Fund, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
7,703,397

9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER
7,703,397

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,703,397

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.9%

14.	TYPE OF REPORTING PERSON*
PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Capital Partners Offshore, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
7,703,397

9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER
7,703,397

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,703,397

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.9%

14.	TYPE OF REPORTING PERSON*
CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Spectrum Offshore Master Fund, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
666,490

9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER
666,490

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
666,490

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.4%

14.	TYPE OF REPORTING PERSON*
PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Spectrum Offshore, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
666,490

9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER
666,490

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
666,490

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.4%

14.	TYPE OF REPORTING PERSON*
CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Capital Group, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
16,569,757

9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER
16,569,757

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,569,757

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.5%

14.	TYPE OF REPORTING PERSON*
PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
16,569,757

9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER
16,569,757

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,569,757

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.5%

14.	TYPE OF REPORTING PERSON*
OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

LCG Holdings, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
15,816,299

9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER
15,816,299

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,816,299

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.0%

14.	TYPE OF REPORTING PERSON*
OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Christian Leone

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
16,569,757

9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER
16,569,757

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,569,757

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.5%

14.	TYPE OF REPORTING PERSON*
IN, HC

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This statement is filed with respect to the shares of common stock, $.01 par value, ("Common Stock") of American Realty Capital Trust, Inc. (the "Issuer") beneficially owned by the Reporting Persons identified below as of January 14, 2013, and amends and supplements the Schedule 13D originally filed on October 15, 2012, as previously amended (collectively, the "Schedule 13D").  Except as set forth herein, the Schedule 13D is unmodified.

The names of the persons filing this statement on Schedule 13D are (collectively, the “Reporting Persons”):

●	Luxor Capital Partners, LP, a Delaware limited partnership (the “Onshore Fund”);

●	Luxor Wavefront, LP, a Delaware limited partnership (the “Wavefront Fund”);

●	Luxor Capital Partners Offshore Master Fund, LP, a Cayman Islands limited partnership (the “Offshore Master Fund”);

●	Luxor Capital Partners Offshore, Ltd., a Cayman Islands exempted company (the “Offshore Feeder Fund”);

●	Luxor Spectrum Offshore Master Fund, LP, a Cayman Islands limited Partnership (the “Spectrum Offshore Master Fund”);

●	Luxor Spectrum Offshore, Ltd., a Cayman Islands exempted company (the “Spectrum Offshore Feeder Fund”);

●	Luxor Capital Group, LP, a Delaware limited partnership (“Luxor Capital Group”);

●	Luxor Management, LLC, a Delaware limited liability company (“Luxor Management”);

●	LCG Holdings, LLC, a Delaware limited liability company (“LCG Holdings”); and

●	Christian Leone, a United States citizen (“Mr. Leone”).

Luxor Capital Group acts as the investment manager of the Onshore Fund, the Wavefront Fund, the Offshore Master Fund, the Offshore Feeder Fund, the Spectrum Offshore Master Fund and the Spectrum Offshore Feeder Fund (collectively, the “Funds”) and to accounts it separately manages (the “Separately Managed Accounts”).  The Offshore Master Fund is a subsidiary of the Offshore Feeder Fund, and the Spectrum Offshore Master Fund is a subsidiary of the Spectrum Offshore Feeder Fund.  Luxor Management is the general partner of Luxor Capital Group.  Mr. Leone is the managing member of Luxor Management.  LCG Holdings is the general partner of the Onshore Fund, the Wavefront Fund, the Offshore Master Fund and the Spectrum Offshore Master Fund.  Mr. Leone is the managing member of LCG Holdings.

Luxor Capital Group, Luxor Management and Mr. Leone may each be deemed to have voting and dispositive power with respect to the shares of Common Stock held by the Funds and the Separately Managed Accounts.  LCG Holdings may be deemed to have voting and dispositive power with respect to the shares of Common Stock held by the Onshore Fund, the Wavefront Fund, the Offshore Master Fund and the Spectrum Offshore Master Fund.

ITEM 3.Source and Amount of Funds or Other Consideration.

A total of approximately $201,835,248 was paid to acquire the shares of Common Stock reported as beneficially owned by the Reporting Persons herein.  The funds used to purchase these securities were obtained from the general working capital of the Onshore Fund, the Wavefront Fund, the Offshore Master Fund, the Spectrum Offshore Master Fund and the Separately Managed Accounts and margin account borrowings made in the ordinary course of business, although the Reporting Persons cannot determine whether any funds allocated to purchase such securities were obtained from any margin account borrowings.

ITEM 4.Purpose of Transaction.

Item 4 of the Schedule 13D is supplemented by the following:

On January 8, 2013, the Issuer announced amended terms to the proposed merger agreement that it entered into with Realty Income Corporation.  After reviewing the amended merger agreement, the Reporting Persons intend to vote in favor of the transaction at the Issuer’s Special Meeting of Stockholders scheduled for January 16, 2013.  The Reporting Persons issued the press release attached hereto as Exhibit E.

ITEM 5.Interest in Securities of the Issuer.

(a)The Reporting Persons beneficially own:

(i)The Onshore Fund individually beneficially owns 5,626,408 shares of Common Stock representing 3.6% of all of the outstanding shares of Common Stock.

(ii) The Wavefront Fund individually beneficially owns 1,820,004 shares of Common Stock representing 1.1% of all of the outstanding shares of Common Stock.

(iii) The Offshore Master Fund individually beneficially owns 7,703,397 shares of Common Stock representing 4.9% of all of the outstanding shares of Common Stock.  The Offshore Feeder Fund, as the owner of a controlling interest in the Offshore Master Fund, may be deemed to beneficially own the shares of Common Stock held by the Offshore Master Fund.

(iv) The Spectrum Offshore Master Fund individually beneficially owns 666,490 shares of Common Stock representing 0.4% of all of the outstanding shares of Common Stock.  The Spectrum Offshore Feeder Fund, as the owner of a controlling interest in the Spectrum Offshore Master Fund, may be deemed to beneficially own the shares of Common Stock held by the Spectrum Offshore Master Fund.

(v) Luxor Capital Group, as the investment manager of the Funds, may be deemed to beneficially own the 15,816,299 shares of Common Stock beneficially owned by them, and an additional 753,458 shares of Common Stock held in the Separately Managed Accounts, representing 10.5% of all of the outstanding shares of Common Stock.

(vi) Luxor Management and Mr. Leone may each be deemed to be the beneficial owners of the 16,569,757 shares of Common Stock beneficially owned by Luxor Capital Group, representing 10.5% of all of the outstanding shares of Common Stock.

(vii) LCG Holdings may be deemed to be the beneficial owner of the 15,816,299 shares of Common Stock owned by the Onshore Fund, the Wavefront Fund, the Offshore Master Fund and the Spectrum Offshore Master Fund, representing 10.0% of all of the outstanding shares of Common Stock.

(viii) Mr. Leone may be deemed to be the beneficial owner of the 15,816,299 shares of Common Stock beneficially owned by LCG Holdings.

(ix) Collectively, the Reporting Persons beneficially own 16,569,757 shares of Common Stock representing 10.5% of all of the outstanding shares of Common Stock.

The beneficial ownership percentages reported above are based 158,478,679 shares of Common Stock outstanding as of December 6, 2012 as set forth in the Form DEFM14A filed by the Issuer on December 6, 2012.

(b)
The Onshore Fund, Luxor Capital Group, LCG Holdings, Luxor Management and Mr. Leone have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the 5,626,408 shares of Common Stock individually beneficially owned by the Onshore Fund.

The Wavefront Fund, Luxor Capital Group, LCG Holdings, Luxor Management and Mr. Leone have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the 1,820,004 shares of Common Stock individually beneficially owned by the Wavefront Fund.

The Offshore Master Fund, the Offshore Feeder Fund, Luxor Capital Group, LCG Holdings, Luxor Management and Mr. Leone have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the 7,703,397 shares of Common Stock individually beneficially owned by the Offshore Master Fund.

The Spectrum Offshore Master Fund, the Spectrum Offshore Feeder Fund, Luxor Capital Group, LCG Holdings, Luxor Management and Mr. Leone have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the 666,490 shares of Common Stock individually beneficially owned by the Spectrum Offshore Master Fund.

Luxor Capital Group, Luxor Management and Mr. Leone have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the 753,458 shares of Common Stock held in the Separately Managed Accounts.

(c)The transactions effected by the Reporting Persons during the past sixty (60) days (other than those previoulsy disclosed on this Schedule 13D) are set forth on Schedule 1 attached hereto.

ITEM 7.	Material to be Filed as Exhibits.

Exhibit A - Directors and Executive Officers of the Offshore Feeder Fund and Spectrum Offshore Feeder Fund (previously filed)

Exhibit B - Joint Filing Agreement (previously filed)

Exhibit C - Power of Attorney

Exhibit D - Press Release dated October 15, 2012 (previously filed)

Exhibit E - Press Release dated January 14, 2013

Schedule 1 - Transactions of the Reporting Persons Effected During the Past 60 Days

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:  January 14, 2013

LUXOR CAPITAL PARTNERS, LP
By: LCG Holdings, LLC, as General Partner

By: /s/ Norris Nissim
Norris Nissim,
General Counsel

LUXOR WAVEFRONT, LP
By: LCG Holdings, LLC, as General Partner

By: /s/ Norris Nissim
Norris Nissim,
General Counsel

LUXOR CAPITAL PARTNERS OFFSHORE MASTER FUND, LP
By: LCG Holdings, LLC, as General Partner

By: /s/ Norris Nissim
Norris Nissim,
General Counsel

LUXOR CAPITAL PARTNERS OFFSHORE, LTD.
By: Luxor Capital Group, LP, as investment manager

By: /s/ Norris Nissim
Norris Nissim,
General Counsel

LUXOR CAPITAL GROUP, LP
By: Luxor Management, LLC, as General Partner

By: /s/ Norris Nissim
Norris Nissim,
General Counsel

LCG HOLDINGS, LLC

By: /s/ Norris Nissim
        Norris Nissim,
        General Counsel

LUXOR MANAGEMENT, LLC

By: /s/ Norris Nissim
       Norris Nissim,
       General Counsel

/s/ Adam Miller
Adam Miller, as Agent
For Christian Leone

EXHIBIT C
POWER OF ATTORNEY

The undersigned hereby makes, constitutes and appoints each of Adam Miller and Elena Cimador as the undersigned’s true and lawful authorized representative, attorney-in-fact and agent, each with the power individually to execute for and on behalf of the undersigned and to file with and deliver to the United States Securities and Exchange Commission and any other authority or party required or entitled to receive the same: (a) any Forms 3, 4 and 5, and any amendments thereto, in accordance with Section 16(a) of the Securities Exchange Act of 1934, as amended (the “1934 Act”), and the rules promulgated thereunder; and (b) any Schedule 13D or Schedule 13G, and any amendments thereto, on behalf of the undersigned in accordance with Section 13 of the 1934 Act and the rules promulgated thereunder.

The undersigned also hereby grants to each such attorney-in-fact the full power and authority to do and perform all and every act and thing whatsoever requisite, necessary and proper to be done in the exercise of any of the rights and powers herein granted, hereby ratifying and confirming all that such attorney-in-fact shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that each of the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with Section 16 or Section 13 or any other provision of the 1934 Act or the rules promulgated thereunder.

This Power of Attorney shall remain in full force and effect until earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of January 20, 2006.

/s/ Christian Leone
Christian Leone

ACKNOWLEDGEMENT IN NEW YORK STATE

STATE OF NEW YORK)
:  ss.:
COUNTY OF NEW YORK)

On January 20, 2006, before me, the undersigned personally appeared, Christian Leone, personally known to me or proved to me on the basis of satisfactory evidence to be the individual whose name is subscribed to the within instrument and acknowledged to me that he executed the same in his capacity, and that by his signature on the instrument, the individual, or the person upon behalf of which the individual acted, executed the instrument.

/s/ Michael J. Sadler
    Notary Public

[Notary Stamp and Seal]

EXHIBIT E

Luxor Capital Group Announces That It Intends to Vote For the Revised
American Realty Capital Trust Merger

NEW YORK (January 14, 2013) – Luxor Capital Group, LP, a New York based investment manager (“Luxor”), beneficially owns and controls 16,569,757 common shares of American Realty Capital Trust (NYSE: ARCT), or approximately 10.5% of the common shares outstanding.

After reviewing the merits of the revised merger, Luxor plans to vote its shares in favor of the proposed transaction at the ARCT Special Meeting of Stockholders scheduled for January 16, 2013.  Luxor believes that the additional consideration and increased pro forma dividend are materially positive changes and enough to earn Luxor’s support.

SCHEDULE 1

Transactions of the Reporting Persons Effected
During the Past 60 Days

The following transactions were effected by the Reporting Persons during the past sixty (60) days (other than those previously reported in this Schedule 13D):

Fund/Account	Date	Amount of Shs. Bought or (Sold)	Price ($) per Share
Luxor Capital Partners, LP	1/10/2013	31,739	12.39000
Separately Managed Accounts	1/10/2013	4,284	12.39000
Luxor Capital Partners Offshore Master Fund, LP	1/10/2013	49,624	12.39000
Luxor Spectrum Offshore Master Fund, LP	1/10/2013	3,739	12.39000
Luxor Wavefront, LP	1/10/2013	10,614	12.39000
Luxor Capital Partners, LP	1/10/2013	123,781	12.43980
Separately Managed Accounts	1/10/2013	16,707	12.43980
Luxor Capital Partners Offshore Master Fund, LP	1/10/2013	193,533	12.43980
Luxor Spectrum Offshore Master Fund, LP	1/10/2013	14,585	12.43980
Luxor Wavefront, LP	1/10/2013	41,394	12.43980
Luxor Capital Partners, LP	1/14/2013	660,232	12.62000
Separately Managed Accounts	1/14/2013	88,614	12.62000
Luxor Spectrum Offshore Master Fund, LP	1/14/2013	77,632	12.62000
Luxor Wavefront, LP	1/14/2013	212,822	12.62000

The above transactions were effected in the open market.